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Silver, Freedman, Taff & Tiernan LLP

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3299 K STREET, N.W., SUITE 100 WASHINGTON, D.C. 20007 (202) 295-4500 WWW.SFTTLAW.COM	TELECOPIER NUMBER (202) 337-5502 PHONE NUMBER (202) 295-4516 jerry@sfttlaw.com

October 25, 2024

Aisha Adegbuyi, Esq.

Eric Envall, Esq.

Staff Attorneys

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

Re:	Magnolia Bancorp, Inc.
Registration Statement on Form S-1
Filed August 27, 2024
File No. 333-281796

Dear Ms. Adegbuyi and Mr. Envall:

Please find enclosed for filing on behalf of Magnolia Bancorp, Inc. (the “Company”) a complete copy of Pre-Effective Amendment No. 2 (the “Amendment”) to the Registration Statement on Form S-1 previously filed by the Company. The Amendment is being filed in accordance with the requirements of Regulation S-T.

The Amendment includes a summary of recent developments as of and through September 30, 2024 and also reflects a few comments from the Office of the Comptroller of the Currency (the “OCC”). One of the OCC comments was to insert all dates and complete all blanks, which we have done in the enclosed Amendment in the hopes of possibly avoiding the need for an Amendment No. 3. The only changes to Exhibits 99.4 and 99.5 were to insert dates and fill in the other blanks.

Our goal is to have the Form S-1 declared effective on Friday, November 8, 2024 and to receive the requisite regulatory approvals at the same time. We believe the OCC and the Federal Reserve Board are on schedule to meet this desired timing, and we will advise you of any changes to that schedule.

We appreciate the staff’s timely review of Amendment No. 1. We look forward to being able to submit a request for acceleration of the effective date following your review of the enclosed Amendment.

If you have any questions on the Amendment or if I can be of assistance in any way, please give me a call at 202-295-4516.

As always, the staff’s cooperation is greatly appreciated.

Sincerely,
/s/ Gerald F. Heupel, Jr.
Gerald F. Heupel, Jr., Esq.

cc:	Michael L. Hurley, President and CEO
Eric M. Marion, Esq.